Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Employee Talking Points

•	Today we announced that HSNi will become a wholly-owned subsidiary of Liberty Interactive under its QVC Group. As you know, Liberty owns QVC and zulily – businesses that are part of Liberty’s QVC Group. Liberty also has been the largest shareholder of HSNi for some time. Today, that relationship is expanding. Liberty has entered into an agreement to acquire all of HSNi. Upon closing of the transaction, HSNi will join Liberty’s QVC Group.

•	We will continue to operate as separate brands with the QVC Group. HSN will continue to be based in St. Petersburg and we will retain our brand name, individual positioning, shopping experience and customer base following the completion of the acquisition. Our Cornerstone brands will also maintain their brand identities and continue to operate at their existing facilities.

•	As the first home shopping network, we redefined retail. Now, together with QVC, we will continue to innovate and compete as the largest global video commerce company, and among multi-category retailers the third largest in mobile in the U.S. and in e-commerce in North America. Together, we will be one of the largest digital retailers in the world with annual revenue of $14 billion. This scale brings significant advantages and allows us to be stronger and more effective in the rapidly evolving retail industry.

•	This new agreement is subject to regulatory and HSNi shareholder approval and we expect the deal will close by the fourth quarter. Until then we will continue our normal business operations. In the interim, we will be establishing an integration team with representatives from all companies who will ensure we are capitalizing on the best talent and ideas of both companies, as we plan for the closing of the transaction.

•	This is an opportunity to combine and adapt the best of both QVC and our HSNi brands. Together we can work to enhance our customers’ experiences and leverage our combined scale, resources and talents to further strengthen our brands, improve efficiencies, and redeploy savings in innovation and growth.

•	We anticipate these initiatives will contribute $75 million to $110 million in annual cost reductions within the next three to five years. In the spirit of transparency, we do expect headcount reductions as we address areas of overlap, which will likely affect both companies. We’ll share more information and maintain transparency with you as these plans develop.

•	I realize you have lots of questions, but there are some things that we just won’t have the answers to until the deal is finalized. This will be a thoughtful process, and our leadership team has committed to ongoing communication and sharing information along the way. In the meantime, it’s best for us to all focus on the business at hand and delivering the great HSNi experience to all our customers.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors. These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive. This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition. Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.